Mail Stop 4561

May 5, 2010

Mr. Stephen Spalding
President, Chief Executive Officer and Chief Financial Officer
Cytta Corp.
905 Ventura Way
Mill Valley, CA 94941

      Re: Cytta Corp.
              Form 10-K for the Fiscal Year ended September 30, 2009
              Filed January 13, 2010
              File No. 333-139699

Dear Mr. Spalding:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                   Sincerely,

                   Stephen Krikorian
                   Accounting Branch Chief